Exhibit 99.1
NEWS RELEASE for February 18, 2009

Contact:
Investor Relations/ Financial Media:	Company:
Capital Link, Inc.	Oceanaut, Inc.
Nicolas Bornozis	Lefteris Papatrifon
President	Chief Financial Officer
230 Park Avenue	17th Km National Road Athens-Lamia & Finikos Street
Suite 1536	145 64 Nea Kifisia
New York, NY 10169	Athens, Greece
Tel. +1 (212) 661-7566	Tel: +30 (210) 6209-520
Fax: +30 (210) 6209-528
E-mail: nbornozis@capitallink.com
www.capitallink.com	E-Mail: info@oceanautinc.com
www.oceanautinc.com
OCEANAUT, INC. TO SEEK SHAREHOLDER APPROVAL TO LIQUIDATE AND DISSOLVE
Athens, Greece – February 18, 2009 – Oceanaut, Inc., (AMEX: OKN; OKN.U; OKN.WS; the “Company” or “Oceanaut”) announced today that its board of directors has determined that the Company will not consummate a business combination by the March 6, 2009 deadline provided for in its charter, and that it is advisable that the Company be dissolved. As a result, Oceanaut intends to convene a special meeting of its shareholders on March 16, 2009 to vote on a plan of liquidation and dissolution of the Company. The record date for the special meeting is February 27, 2009.
The Company intends to begin promptly the process of dissolution and liquidating its trust account in accordance with its charter and applicable Marshall Islands law. Assuming shareholder approval of the Company’s plan of liquidation, the Company expects to liquidate its trust account and make an estimated payment of approximately $ 8.27 per share of common stock. No payments will be made in respect of the Company’s outstanding warrants or to any of the Company’s initial shareholders with respect to any shares owned by them prior to the Company’s initial public offering in March 2007, except with respect to 625,000 shares of common stock included in the 1,125,000 insider units purchased by Excel Maritime Carriers Ltd., the Company’s corporate sponsor, in a private placement that closed immediately prior to the consummation of the Company’s initial public offering.
The Company intends to prepare and file with the Securities and Exchange Commission for mailing to its shareholders, as soon as practicable, a definitive proxy statement seeking approval to effect the orderly liquidation and dissolution of the Company.
Forward Looking Statements
This release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements. Oceanaut assumes no obligation to update any forward-looking statements.
Important Additional Information will be filed with the SEC
Oceanaut, Inc. intends to file a definitive proxy statement with the SEC regarding the proposed liquidation and dissolution of the Company.
Shareholders of Oceanaut and other interested persons are advised to read, when available, Oceanaut’s definitive proxy statement in connection with the solicitation of proxies for the special meeting because such proxy statement will contain important information.
The definitive proxy statement will be mailed to stockholders as of the February [21], 2009 record date established for voting on the proposed liquidation and dissolution. Shareholders will also be able to obtain a copy of the definitive proxy statement, without charge, once available, at the SEC’s website http://www.sec.gov or by directing a request to Oceanaut, Inc. at 17th Km National Road Athens-Lamia & Finikos Street, 145 64 Nea Kifisia, Athens, Greece, +30-210-620-9520.
Before making any voting decisions with respect to the proposed liquidation or any of the other matters with respect to which the Company’s shareholders will be asked to vote pursuant to the proxy statement, the Company’s shareholders are urged to read the definitive proxy statement and other documents filed by the Company when they become available.
About Oceanaut, Inc.
Oceanaut, Inc. (AMEX: OKN; OKN.U; OKN.WS) is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.